Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES INITIATION OF ENVIRONMENTAL IMPACT ASSESSMENT
PROCESS AND EXECUTION OF MOU WITH LOCAL COMMUNITIES FOR THE
WHEELER RIVER PROJECT

Toronto, ON – June 3, 2019. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to announce that the Canadian Nuclear Safety Commission ("CNSC") and the Saskatchewan Ministry of Environment ("SK MOE") have accepted the Provincial Technical Proposal and Federal Project Description (the “Project Description”) submitted by Denison for the In-Situ Recovery (“ISR”) uranium mine and processing plant proposed for the Company’s 90% owned Wheeler River Project (“Wheeler River” or the “Project”). Denison is also pleased to announce that it has executed a series of Memoranda of Understanding (the “MOUs”) with Indigenous communities in support of the advancement of the Project.

David Cates, President and CEO of Denison commented, “Acceptance of the Project Description by the regulatory agencies is a critical first step for the development of the Wheeler River Project. The Company is excited to continue working with Indigenous communities, regulatory agencies, and the public during the environmental assessment process – to achieve the Company’s objectives of advancing Wheeler River through the Environmental Impact Assessment (“EIA”), regulatory approval, and feasibility study processes.

Successfully engaging, and entering into MOUs with local Indigenous communities, ahead of the initiation of the EIA process, signals strong support for the advancement of Wheeler River in future years. We look forward to building on the relationships that we’ve established over the past several years to develop a collaborative vision for the future of the Project.”

Project Description

Acceptance of the Project Description is the first formal step to officially commence the EIA process in accordance with the requirements of both the Canadian Environmental Assessment Act, 2012 (Canada) (“CEAA 2012”) and The Environmental Assessment Act (Saskatchewan). The Project Description outlines the major components of the Project and the potential interactions with the environment. The executive summary of the Project Description is available in English, French, Dene and Cree on the Company’s website at www.denisonmines.com.

The CNSC and the SK MOE are expected to carry out a coordinated Federal-Provincial EIA that will follow the spirit of the Canada-Saskatchewan Agreement on Environmental Assessment Cooperation (2005), to the extent possible. The cooperation agreement allows for the production of a single Environmental Impact Statement for the Project (the “Project EIS”), which is intended to present the findings of the EIA in accordance with the requirements of both levels of government. A successful EIA process is critical to securing the approvals necessary to develop and operate a mine in Canada.

The Company identified the EIA process as a key element of the Project's critical path. Accordingly, Denison plans to initiate various studies and assessments as part of the EIA process, which is intended to culminate in the preparation of the Project EIS. The EIA is a planning and decision-making tool, which involves predicting potential environmental effects throughout the project lifecycle (construction, operation, decommissioning and post-decommissioning) at the site, and within the local and regional assessment areas. The EIA objectives are to minimize or avoid adverse environmental effects before they occur and incorporate environmental factors into decision making processes. In addition to predictions made, effective monitoring programs will be developed based on results of the assessments and implemented as part of the “plan, do, check, act” style system for continual improvement and adaptive management. The EIA work builds upon the comprehensive environmental baseline dataset Denison has prepared for the Project, and feedback collected from engagement activities completed to date.

Environmental Advantages of the Proposed Wheeler River Project

After careful consideration of the strong economic results produced by the Pre-Feasibility Study ("PFS"), prepared in accordance with NI 43-101 for the Project in late 2018, Denison and the Wheeler River Joint Venture (“WRJV”) approved plans to initiate the EIA process as well as the engineering studies and related programs required to advance the development of an ISR mining operation, highlighted by the high-grade Phoenix deposit, with an on-site processing plant (see Denison’s news release dated December 18, 2018).

As outlined within the Project Description, the Company’s evaluation of the ISR mining method has identified several significant environmental and permitting advantages – particularly when compared to the impacts associated with conventional uranium mining in Canada. The Project’s ISR mining operation is expected to produce no tailings, generate very small volumes of waste rock, and has the potential for low volumes or possibly no water discharge to surface water bodies, as well as the potential to use the existing power grid to operate on a near zero carbon emissions basis. The proposed use of a freeze wall, to encapsulate the ore zone and contain the mining solution used in the ISR operation, streamlines the mining process, minimizes interaction with the environment, and facilitates controlled reclamation of the site at decommissioning. Taken together, the Project has the potential to be one of the most environmentally friendly uranium mining and processing operations in the world. Owing largely to these benefits, engagement with local Indigenous communities, the public, and federal and provincial representatives, to date, has been encouraging regarding the use of ISR mining.

Community Support

As reported within the Project Description, Denison has executed a series of MOUs, in support of the advancement of the Project, with a number of Indigenous communities who assert that the Project falls partially or entirely within their traditional territories, and where traditional land use activities are currently practiced within the local and regional area surrounding the Project.

These non-binding MOUs formalize the signing parties’ intent to work together in a spirit of mutual respect and cooperation in order to collectively identify practical means by which to avoid, mitigate, or otherwise address potential impacts of the Project upon the exercise of Indigenous rights, Treaty rights, and other interests, as well as to facilitate sharing in the benefits that will flow from the Project. The MOUs provide a process for continued engagement and information-sharing and establish a platform to identify business, employment and training opportunities for the parties with respect to the Project.

About Wheeler River

Wheeler River is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, in northern Saskatchewan – including combined Indicated Mineral Resources of 132.1 million pounds U3O8 at an average grade of 3.3% U3O8, plus combined Inferred Mineral Resources of 3.0 million pounds U3O8 at an average grade of 1.7% U3O8. The project is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014, respectively, and is a joint venture between Denison (90% and operator) and JCU (Canada) Exploration Company Limited (10%).

A PFS was completed in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Taken together, the project is estimated to have mine production of 109.4 million pounds U3O8 over a 14-year mine life, with a base case pre-tax NPV of $1.31 billion (8% discount rate), Internal Rate of Return ("IRR") of 38.7%, and initial pre-production capital expenditures of $322.5 million. The ISR operation planned for the Project includes the mining of the Phoenix deposit, which is estimated to have a stand-alone base case pre-tax NPV of $930.4 million (8% discount rate), IRR of 43.3%, initial pre-production capital expenditures of $322.5 million, and industry leading average operating costs of US$3.33/lb U3O8. The PFS is prepared on a project (100% ownership) and pre-tax basis, as each of the partners to the WRJV are subject to different tax and other obligations.

Further details regarding the PFS, including additional scientific and technical information, as well as after-tax results attributable to Denison's ownership interest, are described in greater detail in the NI 43-101 Technical Report titled "Pre-feasibility Study for the Wheeler River Uranium Project, Saskatchewan, Canada" dated October 30, 2018 with an effective date of September 24, 2018. A copy of this report is available on Denison's website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 90% owned Wheeler River Project, Denison’s Athabasca Basin exploration portfolio consists of numerous projects covering approximately 310,000 hectares. Denison’s interests in the Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 66.51% interest in the J Zone and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Qualified Persons

The disclosure of scientific and technical information regarding the Wheeler River Project in this news release was reviewed and approved by Dale Verran, MSc, P.Geo., Pr.Sci.Nat., the Company's Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: development and expansion plans and objectives, including the results of the PFS and plans for the EA and other regulatory and feasibility study processes for Wheeler River; expectations regarding Denison’s community engagement and MOUs with local communities; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners. Statements relating to 'mineral reserves' or 'mineral resources' are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 12, 2019 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This news release may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards ("NI 43-101") and are recognized and required by Canadian regulations, the United States Securities and Exchange Commission ("SEC") does not recognize them. 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable. References to estimates of mineral reserves in this news release have been prepared in accordance with NI 43-101. The definition of probable mineral reserves used in NI 43-101 differs from the definition used by the SEC in the SEC's Industry Guide 7. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made, pursuant to a "final" feasibility study that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Denison has not prepared a feasibility study for the purposes of NI 43-101 or the requirements of the SEC. Accordingly, Denison's probable mineral reserves disclosure may not be comparable to information from U.S. companies subject to the reporting and disclosure requirements of the SEC.